UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB


                                 AMENDMENT NO. 3


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Bison Instruments, Inc.
----------------------------------------------
(Name of Small Business Issuer in its charter)



Minnesota                             E41-0947661
-------------------------------       ------------------------------------
(State or other jurisdiction of       (I.R.S. Employer Identification No.)
incorporation or organization)



5610 Rowland Road, Minneapolis, MN                 55343-8956
---------------------------------------            -----------------------------
(Address of principal executive office)            (Zip Code)



Issuer's telephone number           (612) 931-0051
                                    --------------------------------------

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class                 Name of each exchange on which
                                    registered

-------------------                 ------------------------------

Securities to be registered pursuant to Section 12(g) of the Act.

Common Stock
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The sale of the product lines has essentially rendered Bison inactive.

Other business opportunities for the corporation are being pursued. However, there is no guarantee that the Company will be successful in its endeavors.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company operates out of leased office space located at 5610 Rowland Road, Minneapolis, Minnesota.

The Company does not currently hold investments in real estate or mortgages relating to real estate.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)  Security Ownership Greater than 5%


     --------------------------------------------------------------------
        (1)              (2)                (3)               (4)
     --------------------------------------------------------------------
     TITLE OF      NAME AND            AMOUNT AND          PERCENT OF
     CLASS         ADDRESS OF          NATURE OF           CLASS
                   BENEFICIAL          BENEFICIAL
                   OWNER               OWNER
     --------------------------------------------------------------------
     Common        Andus, Inc. *       595,539 Common      67.05%
     Stock         1209 Orange         Shares
                   Street,
                   Wilmington,
                   Delaware, 19801
     --------------------------------------------------------------------

          * Andus, Inc., a Delaware corporation, is a subsidiary of Autrex Inc., a Canadian corporation. Androcan Inc., a Canadian corporation, is the majority shareholder of Autrex Inc., and is ultimately controlled by Barrie D. Rose, and members of his immediate family.


(b)  Security Ownership of Management

     --------------------------------------------------------------------
        (1)              (2)                (3)               (4)
     --------------------------------------------------------------------
     TITLE OF      NAME AND            AMOUNT AND          PERCENT OF
     CLASS         ADDRESS OF          NATURE OF           CLASS
                   BENEFICIAL          BENEFICIAL
                   OWNER               OWNER
     --------------------------------------------------------------------
     Common        Allan D.            12,418 Common        1.40%
     Stock         Erickson            Shares
                   2855 Park


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



                   Avenue
                   Minneapolis,
                   Minnesota,
                   55407
     --------------------------------------------------------------------
     Common        Barrie D.           595,539 Common       67.05%
     Stock         Rose                Shares
                   50 Bartor Road
                   Toronto,
                   Ontario,
                   Canada, M9M 2G5
     --------------------------------------------------------------------
     Common        Total as a          607,957              68.45%
     Stock         Group


(c)  Change in Control

     There are not currently any arrangements in place which may result in a change in control of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

                                    DIRECTORS

     NAME              AGE    POSITIONS HELD IN       TERM OF    SERVED
                              BISON                   OFFICE     SINCE

     Barrie D. Rose    69     Director                1 year     1983

     Allan D.          55     Director                1 year     1982
     Erickson

     Glen A. Peer      36     Director                1 year     1996

     Edward G.         54     Director, and Chief     1 year     1996
     Lampman                  Executive Officer

     Lawrence M.       58     Director and General    1 year     1998
     Martin                   Manager


Barrie D. Rose. Mr. Rose has held a number of executive positions in a variety of industrial companies. Mr. Rose founded the Androcan Group of Companies in 1984. He is currently Chairman and Chief Executive Officer of Androcan Inc. and Chairman and Chief Executive Officer of Autrex Inc., and Chairman and President of Andus Inc.

Allan D. Erickson. As well as being a director of Bison Instruments, Inc. since 1992, Mr. Erickson is also the founder and President of Dagan Corporation, and is one of the principal shareholders of Dagan Corporation.


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                                    PART III

ITEM 1. EXHIBITS AND INDEX TO EXHIBITS

(a)  EXHIBITS

     The rights of securities holders are set out in their entirety in the Articles of Incorporation of the Company, its By-laws and all amendments thereto and are incorporated herein by reference under the classification of Instruments Defining the Rights of Holders.

     The Company is not subject to any voting trust agreements.

     As the Company is essentially inactive at the time of this filing, it is not currently party to any material contracts aside from a monthly lease for a small office space. A copy of the lease document and other related documents are attached.

     The Company was party to two separate material contracts in the last two years wherein the Company disposed of substantially all of its assets. Copies of these documents are also attached.

     A statement regarding the computation of share earnings has not been included in this Form for Registration of Securities, as the primary and fully-diluted share earnings are identical and can be clearly determined from the financial statements provided.

     A Financial Data Schedule is also included.

(b)  INDEX TO EXHIBITS


                                                    Page
     1.   (i)   Articles of Incorporation           26
          (ii)  By-laws                             39
     2.   Instruments defining
           the rights of holders                    Contained in Exhibit 1
     3.   Material Contracts                        47
     4.   Financial Data Schedule                   114



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


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Bison Instruments, Inc.
                                       -----------------------------------------


Date: October 5, 1999                  By:  /s/ Edward G. Lampman
      ------------------                    ------------------------------------
                                            (Signature)


                                       Edward G. Lampman
                                       -----------------------------------------
                                       (Print Name of Signing Officer)


                                       Chief Executive Officer
                                       -----------------------------------------
                                       (Title of Signing Officer)


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